PAUL D. FANCHER 404.885.3310 telephone 404.962.6755 facsimile paul.fancher@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

December 20, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Perry Hindin

Re:	AGCO Corporation
Amendment No. 1 to Schedule TO-I
Filed December 12, 2013
File No. 005-43776

Dear Mr. Hindin:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) set forth in your letter dated December 18, 2013 (the “Comment Letter”) with respect to the Amendment No. 1 to Schedule TO-I filed with the SEC by AGCO Corporation (the “Company”) on December 12, 2013. Simultaneous with the filing of this letter, the Company also is filing Amendment No. 2 to the Schedule TO-I, which incorporates the added disclosure by the Company in response to the Comment Letter.

We are authorized by the Company to provide the responses contained in this letter on its behalf. The terms “we,” “us,” and “our” in the responses refer to the Company. For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the Offer to Purchase, dated November 27, 2013, which is attached as Exhibit (a)(1) to the Schedule TO-I filed by the Company on November 27, 2013. We also are sending a courtesy copy of this letter to you by Federal Express.

ATLANTA     BEIJING     CHICAGO     HONG KONG     NEW YORK     NORFOLK     ORANGE COUNTY     PORTLAND

RALEIGH     RICHMOND     SAN DIEGO     SHANGHAI     TYSONS CORNER     VIRGINIA BEACH     WASHINGTON, DC

Securities and Exchange Commission

December 20, 2013

Offer to Purchase

General

1.	We refer to your response to prior comment 3. We are unable to agree with your response that the Conversion Option is consistent with Exchange Act Rules 13e-4(f)(6) and 14e-5. In reaching this determination, it remains unclear why the conversion of the notes into cash payable by the issuer does not constitute a prohibited “purchase” within the meaning of Rule 14e-(5)(a). In addition, it does not appear that any of the exemptions from Rule 14e-5 are available. Specifically, we do not believe that issuer may rely on the Rule 14e-5(b)(7) exemption given that the Conversion Option is at the discretion of the holder and is payable in cash at a price that will not be determined until after the date a holder exercises the Conversion Option. Further, it appears that the Conversion Option is a purchase that is prohibited by 13e-4(f)(6) since the option will remain open to holders through March 31, 2014, which will encompass the ten business days following expiration of the Repurchase Offer.

Company Response:

We acknowledge the Staff’s comment. We understand from our conversations with the Staff that further response from the Company is not required.

2.	We note your response to prior comment 4. Without necessarily agreeing with the analysis contained in your response, the staff will not undertake any further review of the issue at this time given that holders have a minimum of three months to elect to convert their Notes following the triggering of such right under Article XIV of the Indenture and, as you noted in telephone calls with the staff, Note holders have been entitled to exercise their Conversion Option since April 1, 2013 and the Conversion Option will remain open through March 31, 2014.

Company Response:

We acknowledge the Staff’s comment. We understand from our conversations with the Staff that further response from the Company is not required.

Securities and Exchange Commission

December 20, 2013

3.	We note the disclosure indicating that the Notes are currently convertible through at least December 31, 2013 and that whether or not the Notes are convertible after December 31, 2013 will depend on whether the requirements triggering the right to convert are met in the future. We understand from our telephone conversations with you that as of the close of business on December 16, 2013, the Notes are now convertible through March 31, 2014. Please update the disclosure accordingly.

Company Response:

In response to the Staff’s comment, the Company has included the requested disclosure in Amendment No. 2 to the Schedule TO-I.

*     *     *     *     *

The Company appreciates the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call me at (404) 885-3310 or Brink Dickerson at (404) 885-3822.

Sincerely,

/s/ Paul Davis Fancher

Paul Davis Fancher

cc:	Roger N. Batkin (AGCO Corporation)
W. Brinkley Dickerson (Troutman Sanders LLP)